Exhibit 21.1

CONSENSUS CLOUD SOLUTIONS, INC.

LIST OF SUBSIDIARIES

The following entities are expected to be subsidiaries of Consensus Cloud Solutions, Inc. upon completion of the distribution described in the information statement.

Name	State or Other Jurisdiction of Incorporation

J2 Cloud Services, LLC	Delaware, United States

Dotcom Limited	Hong Kong

j2 Global Japan Y.K.	Japan

Consensus Cloud Solutions International Ltd.	Ireland

MetroFax, Inc.	Washington, United States

Catch Curve, Inc.	Delaware, United States

RTE Network Services EURL	France

j2 Global ANZ Limited	Ireland

Consensus Cloud Solutions Canada ULC	Canada

j2 Global (Netherlands) B.V.	Netherlands

Protus IP Solutions (Europe) Limited	Ireland